UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 TABLE OF CONTENTS

GIFT OF EQUITY SHARES BY PROMOTERS INDEX TO EXHIBITS

GIFT OF EQUITY SHARES BY PROMOTERS

Infosys Limited (“Infosys” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission this Report on Form 6-K regarding the gift of equity shares by Promoters.

Pursuant to Regulation 7(2) Securities Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015, every promoter, designated person and director of the Company shall disclose to the Company the number of such securities acquired or disposed of within 2 trading days of such transaction if the value of transaction(s) over any calendar quarter aggregates to excess of INR 10 lakhs and every Company shall notify the particulars of such transaction[s] to the National Stock Exchange and Bombay Stock Exchange (“Stock Exchanges”) within 2 trading days of receipt of such disclosure or being aware of such information.

In compliance with the foregoing, the Company has disclosed the details of Securities acquired/disposed by the Promoters of their holdings to the Stock Exchanges. Further, pursuant to SEC regulations, we hereby submit the following information pertaining to the securities gifted and received by the Promoter/Promoters Group of the Company as below:

Security Name	Name of Person	Category of person	Type of Securities held Prior to acquisition/Disposed)	Number of Securities held Prior to acquisition/Disposed	% of Securities held Prior to acquisition/Disposed	Type of Securities Acquired/Disposed/Pledge etc.	Number of Securities Acquired/Disposed/Pledge etc.	Value of Securities Acquired/Disposed/Pledge etc (in INR)	Transaction Type ( Buy/Sale/Pledge/Revoke/Invoke)	Type of Securities held Post acquisition/Disposed/Pledge etc	Number of Securities held Post acquisition/Disposed/Pledge etc	Post-Transaction % of Shareholding	Date of acquisition of shares/sale of shares/Date of Allotment(From date)	Date of acquisition of shares/sale of shares/Date of Allotment( To date )	Date of Intimation to Company	Mode of Acquisition

INFOSYS LTD.	Janhavi Nilekani	Promoters	Equity Shares	11887562	0.28	Equity Shares	2578417	0	Disposal	Equity	9309145	0.22	11-Nov-21	11-Nov-21	11-Nov-21	Gift
INFOSYS LTD.	Janhavi Nilekani	Promoters	Equity Shares	9309145	0.22	Equity Shares	719424	0	Disposal	Equity	8589721	0.2	11-Nov-21	11-Nov-21	11-Nov-21	Gift
INFOSYS LTD.	Tanush Nilekani Chandra	Promoter Group	Equity Shares	777600	0.02	Equity Shares	2578417	0	Acquisition	Equity	3356017	0.08	11-Nov-21	11-Nov-21	11-Nov-21	Gift
INFOSYS LTD.	Shray Chandra	Promoter Group	Equity Shares	0	0	Equity Shares	719424	0	Acquisition	Equity	719424	0.02	11-Nov-21	11-Nov-21	11-Nov-21	Gift
INFOSYS LTD.	Shreyas Shibulal	Promoters	Equity Shares	23874350	0.57	Equity Shares	170000	0	Disposal	Equity	23704350	0.56	12-Nov-21	12-Nov-21	13-Nov-21	Gift
INFOSYS LTD.	Bhairavi Madhusudhan Shibulal	Promoter Group	Equity Shares	6509240	0.15	Equity Shares	170000	0	Acquisition	Equity	6679240	0.16	12-Nov-21	12-Nov-21	13-Nov-21	Gift

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: November 15, 2021	Inderpreet Sawhney General Counsel and Chief Compliance Officer